Phone:	(202) 772-5887
Fax:	(202) 572-1434
Email:	Gottfried@BlankRome.com

March 8, 2011

VIA EDGAR AS CORRESP AND

FACSIMILE TRANSMISSION TO (202) 772-9203

Daniel F. Duchovny, Esq., Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:                 Herley Industries, Inc.

Schedule 14D-9 filed February 25, 2011

SEC File No. 005-34884

Dear Mr. Duchovny:

On behalf of our client, Herley Industries, Inc., a Delaware corporation (“Herley” or the “Company”), we have set forth below the Company’s responses to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) contained in your letter to us, dated March 3, 2011 (the “Comment Letter”), commenting on the Company’s Schedule 14D-9 that was filed with the Commission on February 25, 2011 (the “Schedule 14D-9”). For the Staff’s convenience and ease of reference, the numbered paragraphs below correspond to the paragraph numbers in the Comment Letter and the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.  Included in Annex A hereto is the written statement requested from the Company.

The Company will be filing an amendment to Schedule 14D-9 on the date hereof to update certain information unrelated to the comments contained herein.

Schedule 14D-9

Agreements with Executive Officers and Payments Upon Change in Control, page 6

1.                                       Staff Comment:  We note that neither Mr. Thonet or Mr. Eckstein have agreed to new employment agreements with Kratos.  Please revise your disclosure to state whether any decision has been made on the employment status of Mr. Thonet and Mr. Eckstein and quantify all payments due each of them upon the termination of their employment under their respective employment agreements.

Response:  To the Company’s knowledge, Kratos Defense & Security Solutions, Inc. (“Kratos”) does not intend to offer Mr. Thonet an employment agreement to replace his existing employment agreement with the Company.  As disclosed on page 10 of the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations, and Agreements.  (a) Agreements Between Herley and its Executive Officers and Directors - Additional Offers of Employment by Parent,” Kratos has made an offer of employment to Mr. Eckstein and negotiations between Kratos and Mr. Eckstein are ongoing.  Disclosure regarding the payments that Mr. Thonet and Mr. Eckstein would receive upon termination of their employment under their respective employment arrangements with the Company is contained on page 8 of the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations, and Agreements. (a) Agreements Between Herley and its Executive Officers and Directors- Agreements with Executive Officers and Payments Upon a Change of Control -Quantification of Potential Payments—Cash Severance.”  Accordingly, the Company believes no further disclosure is required.

Financial Information and Projections, page 34

2.                                       Staff Comment:  We note on page 36 that you have disclosed only “certain” projected financial information made available to third parties.  Please revise your disclosure to include the full financial projections.

Response:  We note the Staff’s comment regarding the use of the word “certain” on page 36 (as well as on pages 35 and 38) of the Schedule 14D-9, when introducing each of the historical and projected financial information tables in the “Financial Information and Projections” section.  In using the word “certain”, the Company intended to indicate that it was presenting to its stockholders in the Schedule 14D-9 the material historical and projected financial information that was provided to the third parties, and the Company believes that the information presented in the Schedule 14D-9 includes all such material financial information.  Furthermore, we respectfully believe that the request to provide the “full financial projections” is neither mandated by the specific disclosure items of Schedule 14D-9 nor contemplated by Section 14(e) of the Securities Exchange Act of 1934 or Rules 14d-9 or 14e-2 thereunder.  Because the Company has disclosed all material historical and projected financial information, the Company believes that no revision to the existing disclosure is required.

3.                                       Staff Comment: We note that the financial projections included in this section have not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G.  We may have additional comments after we review your response.

Response:  We respectfully submit to the Staff that the adjusted historical and projected financial information included in pages 35 through 38 of the Company’s Schedule 14D-9 has been presented in compliance with Rule 100(a) of Regulation G.  First, in accordance with Rule 100(a)(1) of Regulation G, all non-GAAP financial measures have been presented, either in the main tables or in footnotes thereto, together with the most directly comparable financial measure calculated and presented in accordance with GAAP.  Second, in accordance with Rule 100(a)(2) of Regulation G, the presentations of non-GAAP financial measures include, either in the main tables or a footnote thereto, a quantitative reconciliation showing the differences between the non-GAAP financial measure and the most directly comparable GAAP financial measure.  We note that in many instances (for example, EBITDA and pre-tax free cash flow) the Company presented non-GAAP financial measure reconciliations within the main table, and not in a separate footnote, because the differences were easily reconciled within the body of the main table without the need for separate tabular disclosure.  The Company believes that the presentation of information required by Rule 100(a) has been made in a clearly understandable manner as contemplated by Rule 100(a)(2).  For the foregoing reasons, the Company believes that no additional disclosure is required pursuant to Rule 100(a) of Regulation G.

*   *   *   *   *   *

If the Staff of the Commission has any questions or comments regarding the above responses to Comment Letter, please contact the undersigned or Francis E. Dehel of Blank Rome LLP, counsel to Herley, at (202) 772-5887 and (215) 569-5532, respectively. Facsimile transmissions may be sent to either of us at (202) 572-1434 and (215) 832-5532 respectively.

Very truly yours,

/S/ KEITH E. GOTTFRIED

Keith E. Gottfried

Enclosures

cc:                                 Francis E. Dehel, Blank Rome LLP

Annex A

Herley Industries, Inc.

3061 Industry Drive, Suite 200

Lancaster, PA 17603

March 8, 2011

VIA EDGAR AS CORRESP AND

FACSIMILE TRANSMISSION TO (202) 772-9203

Daniel Duchovny, Esq., Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:                             Herley Industries, Inc.

Schedule 14D-9 filed February 25, 2011

SEC File No. 005-34884

Dear Mr. Duchovny:

Herley Industries, Inc., a Delaware corporation (the “Company”), hereby acknowledges that:

(i)                         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)                      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)                   the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ JOHN A. THONET

John A. Thonet
Chairman of the Board